Exhibit 11.1



Statement of Computation of Per Share Earnings
(dollars in millions except per share data)



                                                For the 13-weeks Ended
                                                April 28, 1996

        Primary Earnings per Common Share:

        Net loss                                   $   (3.4)

        Pro forma weighted
        average shares
        outstanding (000's)                           40,917
                                                    --------
        Primary E.P.S.                             $  (0.08)


        Fully Diluted Earnings per Common Share:

        Net Loss                                   $   (3.4)

        Pro forma weighted
        average shares
        outstanding (000's)                           41,936
                                                      -------
        Fully Diluted E.P.S.                       $   (0.08)